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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Max Capital Group Ltd.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G6052F103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6052F103	13G	Page 2 of 5

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Western General Insurance Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 672,624
6 Shared Voting Power 0
7 Sole Dispositive Power 672,624
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 672,624
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 1.15%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. G6052F103	13G	Page 3 of 5

Item 1	(a)	Name of Issuer:

Max Capital Group Ltd.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

Max House, 2 Front Street Hamilton, HM 11, Bermuda

Item 2	(a)	Name of Person Filing:

Western General Insurance Ltd.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

Falconer House, 2nd Floor Pitts Bay Road, Pembroke P.O. Box HM 2442 Hamilton, Bermuda, HM JX

Item 2	(c)	Citizenship:

Bermuda

Item 2	(d)	Title of Class of Securities:

Common Shares, par value $1.00 per share (“Common Shares”)

Item 2	(e)	CUSIP Number:

G6052F103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. G6052F103	13G	Page 4 of 5

Item 4.	Ownership

(a) Amount beneficially owned:

672,624. Includes 672,624 currently exercisable warrants to purchase Common Shares at a purchase price of $15.00 per share.

(b) Percent of class:

1.15%, based on 58,710,027 Common Shares outstanding on October 15, 2007 as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007, as filed with the Commission on November 6, 2007.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

672,624

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or direct the disposition of

672,624

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

CUSIP No. G6052F103	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

Western General Insurance, Ltd.

By:	/s/ John L. Marion
Name:	John L. Marion
Title:	President and Managing Director